RECOMMENDATION TO REJECT THE UNSOLICITED MINI-TENDER OFFER TO SELL YOUR SHARES TO MACKENZIE REALTY CAPITAL

If you are considering selling your shares to MacKenzie Realty Capital, Inc., please read all of the information below.

June 15, 2017
Dear Stockholder:
You may soon receive, or may already have received, correspondence from MacKenzie Realty Capital, Inc. (the “Bidder” or “MacKenzie”) relating to a tender offer to purchase your shares of Phillips Edison Grocery Center REIT I, Inc. (“PECO I”). The Bidder’s offer price is $6.39 per share.
We believe the Bidder’s offer price is substantially below the value of your shares and the Board unanimously recommends that you reject this unsolicited offer and not tender your shares of stock.

To decline the Bidder’s tender offer, simply ignore it. You do not need to respond to anything.
In arriving at our recommendation that you reject the Bidder’s tender offer, we considered the following:

•
On May 9, 2017, our Board reaffirmed its estimated value per share (the “EVPS”) For important information regarding the methodologies, assumptions and limitations of the EVPS as well as “funds from operations,” including non-GAAP reconciliations, please see PECO I’s Quarterly Report on Form 10-Q, filed with the SEC on 5/11/17, and its’ Current Report on Form 8-K, filed with the SEC on 5/19/17, which are available on the SEC’s website at www.sec.gov. of the REIT’s common stock of $10.20. The EVPS range was $9.97 to $11.24, based substantially on the estimated market value of PECO I’s portfolio of real estate properties in various geographic locations in the United States as of March 31, 2017.

•
On May 18, 2017, PECO I entered into a contribution agreement to acquire real estate assets and the third party asset management business of its sponsor, Phillips Edison Limited Partnership, in a stock and cash transaction valued at approximately $1.0 billion (subject to closing adjustments). The contribution agreement is subject to certain closing conditions, among other items, the approval by PECO I stockholders, regulatory approvals and other customary conditions of closing (the “Transaction”). We expect the proposed Transaction to be accretive to PECO I’s earnings, and that the estimated pro forma funds from operations[1] for the first quarter of 2017 would increase by approximately 8-10% relative to the performance of stand-alone PECO I. We also believe that it will position PECO I well for future capital market opportunities, including potential liquidity alternatives.

•
We believe that the Bidder’s offer is meant to take advantage of the illiquidity of our shares by buying your shares at a price significantly below their fair value in order to make a significant profit.

•
According to MacKenzie’s website, its “core strategy” is to purchase securities “at significant discounts to estimated net asset value” and “invest at prices we estimate to be significantly below current market value of the underlying asset.” MacKenzie has acknowledged that, in establishing the purchase price of $6.39 per share, it is motivated to establish the lowest price which might be acceptable to stockholders, consistent with MacKenzie’s objectives.

•
PECO I currently pays monthly distributions in an annualized amount of $.67 per share, which equates to an annualized yield equal to 6.57% per share based on the most recent EVPS. Although the Board cannot provide a guarantee that PECO I will maintain its rate of distributions in the future, if you sell your shares, you will no longer receive monthly distributions or otherwise have any rights with respect to the shares that you sell, including any appreciation in the value of the stock.

•	None of PECO I’s directors, executive officers, subsidiaries or other affiliates who hold shares intend to tender shares of stock to MacKenzie.

Please be aware that the Bidder is in no way affiliated with PECO I, Phillips Edison Limited Partnership, or Phillips Edison & Company.
We urge you to consult your financial advisor and exercise caution with respect to this and other mini-tender offers. Mini-tender offers are offers to purchase less than 5% of a company’s outstanding shares. The SEC has cautioned investors about offers of this nature. Additional information about mini-tender offers is available on the SEC’s website at www.sec.gov/investor/pubs/minitend.htm.
Please be assured that your personal information continues to be held in the same confidence we maintain in all interactions with our stockholders.

In order to avoid the costs of additional mailings, we may post our response to future mini-tender offers at www.grocerycenterreit1.com. If you have any questions related to your investment, please contact DST Systems, the transfer agent, at 1-888-518-8073.
We thank you for your investment in PECO I.
Sincerely,

Jeffrey S. Edison, Chairman of the Board

Forward-Looking Statements
Certain statements contained in this letter are forward-looking statements, including statements regarding the anticipated benefits of the proposed Transaction. Such statements are subject to known and unknown risks, which could cause actual results to differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The PECO I makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this release, and does not intend, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It:
This communication does not constitute a solicitation of any vote or approval in respect of the proposed Transaction involving the PECO I or otherwise. In connection with the proposed Transaction, a Stockholder Meeting will be announced soon to obtain stockholder approval. In connection with the proposed Transaction, the PECO I intends to file relevant materials, including a proxy statement, with the SEC. The PECO I’s stockholders are urged to read the definitive proxy statement and other relevant materials when they become available because they will contain important information about the PECO I and the proposed Transaction. The proxy statement and other relevant materials (when they become available), and any other documents filed by the PECO I with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, at the PECO I’s website at www.grocerycenterPECO I1.com or by sending a written request to the PECO I at 11501 Northlake Drive, Cincinnati, OH 45249, Attention: Investor Relations.
Participants in the Solicitation
The PECO I and its directors, executive officers and certain other members of management may be deemed to be participants in soliciting proxies from the PECO I’s stockholders in favor of the proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of the PECO I’s stockholders in connection with the proposed Transaction and their ownership of PECO I common stock will be set forth in the proxy statement for its annual meeting of stockholders. Investors can find more information about the PECO I’s executive officers and directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016.